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U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ATLANTIS INTERNATIONAL CORPORATION
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

NEW JERSEY (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	58-1597246 (I.R.S. EMPLOYER IDENTIFICATION NO.)
503 McKEEVER RD - ARCOLA, TX (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	77583 (ZIP CODE)

ISSUER'S TELEPHONE NUMBER: (713) 771-9229

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT: COMMON STOCK, $.01 PAR VALUE

ATLANTIS INTERNATIONAL CORPORATION.

FORM 10-SB

PART I
Item 1.	Description of Business
Item 2.	Management's Discussion and Analysis or Plan of Operation
Item 3.	Description of Property
Item 4.	Security Ownership of Certain Beneficial Owners and Management
Item 5.	Directors, Executive Officers, Promoters and Control Persons
Item 6.	Executive Compensation
Item 7.	Certain Relationships and Related Transactions
Item 8.	Description of Securities
PART II
Item 1.	Market Price of and Dividends on the Registrant's Common Equity and other
Shareholder Matters
Item 2.	Legal Proceedings
Item 3.	Changes in and Disagreements with Accountants
Item 4.	Recent Sales of Unregistered Securities
Item 5.	Indemnification of Directors and Officers
PART	Financial Statements
PART III
Item 1.	Index to Exhibits
Item 2.	Description of Exhibits

PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

        Atlantis International, Corp. (Atlantis) was incorporated in New Jersey on November 3, 1959, as American Land Investment Corp. On November 30, 1961, as result of a merger with Jersey Investment Corp, its name was changed to Atlantis International, Inc. On July 29, 2003, Atlantis acquired all of the issued and outstanding shares of common stock of Bederra Incorporated a Texas corporation ("Bederra"), in exchange for the issuance of 6,000,000 shares of common stock, par value $.01 per share ("Common Stock"), to the holders of Bederra's common stock. Bederra is now a wholly owned subsidiary of Atlantis. Throughout this document we may refer occasionally to Atlantis meaning Atlantis and its subsidiary Bederra.

        Atlantis is authorized to issue up to 20,000,000 shares of common stock, par value $.01.

        At the present time Atlantis conducts its operations through its wholly owned subsidiary, Bederra. Bederra was established in 1979 and since that time has been providing equipment leasing and financing to a diverse number of small and large companies throughout the U.S. The company has always been a brokerage company as opposed to a lender who provides direct funding, billing and collections of their accounts. The company currently acts on a non-recourse basis with the lending institutions that provide the funding and shares with some lenders in the residual purchase option income at the end of the lease term.

        Atlantis's principal executive offices are located at 503 McKeever Rd. #1528, Arcola, Texas 77583, and its telephone number is 713-771-9229

INDUSTRY OVERVIEW

        The market for equipment leasing is in excess of $200 billion per year. Bederra is what is termed a "middle market lender" meaning leases and loans up to $500,000.

        Currently there is a need for experienced marketers (brokers) in this market segment of the leasing industry as many have gone out of business due to either being acquired by major banks or financial institutions or were inexperienced and without the proper lending sources and technology to back them up. Typically the best source of business for a leasing company is a vendor of equipment. They have many potential customers who need financing. By providing excellent service, creative finance plans and by understanding the needs of their customers, a small leasing company needs only a few volume vendors to provide an adequate source of customers (lessees). Each experienced lease sales person should produce $3-5 million in leases per year.

        The equipment leasing and financing industry in the United States has grown consistently during the last decade and includes a wide range of entities that provide funding for the purchase or use of equipment. The equipment leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to the Equipment Leasing Association (the "ELA") more companies, particularly small companies, acquire new productive equipment through leases than through loans. Of the $697 billion spent by business on productive assets in 2001, $216 billion, or 31 percent, was acquired by American businesses through leasing. In 2002, that figure is estimated at $204 billion. The projected 2003 volume is $208 billion.. Bederra believes that leasing helps businesses to acquire capital equipment more efficiently, receive favorable tax and accounting treatment and avoid or mitigate the perceived risks of equipment ownership, including obsolescence.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

        The information contained herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including, without limitation, the ability of Atlantis to continue its expansion strategy, regulations, and changes in costs of supplies, labor and employee benefits, as well as general market conditions, competition and pricing. Although Atlantis believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by Atlantis or any other person that the objectives and plans of Atlantis will be achieved. Atlantis undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

BUSINESS PHILOSOPHY

        In the past year there has been considerable consolidation within the finance industry. This consolidation has thinned the competition and has created opportunity for Bederra. This opportunity exists within several niche markets. Bederra is focusing its marketing efforts in the aviation markets, such as light personal and commercial aircraft, as well as the healthcare market such as clinics, surgery centers, group practices, imaging centers and rehabilitation centers. Financing in the healthcare arena also presents additional opportunity to place healthcare accounts receivable financing which may create even additional revenues for Bederra.

        There are several ways in which the above markets can be penetrated. The first is through vendor relationships. Most vendors are receptive to forming a close relationship with brokers with multiple lending sources. These manufactures depend on brokers that can respond quickly to their potential clients financing needs, and that can provided a quick approval process. In some instances the potential customer's credit may present challenges and Bederra with its experience, diversity and expertise, can structure the lease or loan to overcome the credit deficiencies.

        Niche marketing is not a new strategy to Bederra, since its inception Bederra has a history of specializing in certain markets. In the early years of the company it specialized in industrial machine tools, equipment and trucks. It later then found a strong niche in the medical market by providing financing to healthcare professionals such as medical doctors, dentists and chiropractors. Today it is once again concentrating on the healthcare market and has found an additional niche, in the light aircraft marketplace.

REVENUES

        Atlantis revenues are currently derived through its wholly owned subsidiary Bederra. All of Bederra's revenues are associated with the placement of third party findings. Bederra's revenues can be classified in three categories...

        Origination Fee—In certain circumstances Bederra will receive an origination fee paid by the borrowers for the service provided by Bederra. This fee is a percentage of the total amount of money funded. The actual percentage will very based on the magnitude of the funding and can range from 1% to 10% of the financed amount.

        Brokerage Fee—In some cases Bederra will receive a fee from the Leasing Company or the Lender for placing the financing. This amounts to a finder's fee or commission. Again this fee is a

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percentage of the total financed amount and will very based on the magnitude of the funding and can range from 1% to 20% of the financed amount.

        Discount Fee—In certain circumstances it may be advantages for Bederra to act as the originator of a loan or lease, with the understanding that the lease or note will be simultaneously sold to another lender on a non-recourse basis. The revenues that can be generated from this type of transaction can range between 1% and 20% depending on the magnitude or rate structure of the financed amount.

COMPETITION

        We compete in the equipment financing market with a number of national, regional and local finance companies and consulting electronic commerce technology providers. Our competitors also include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan associations, all of which provide financing for the purchase of equipment. Our competitors include many larger, more established companies that may have access to capital markets and to other funding sources that may not be available to us. Many of our competitors have substantially greater financial, marketing and operational resources and longer operating histories than we do.

        We believe that our experienced management team and sales force, our niche marketing efforts, and our servicing capacity will allow us to aggressively compete with larger, more established companies.

EMPLOYEES

        As of July 31, 2003, Atlantis and its subsidiary employed approximately 4, 3 of who were full-time employees and 1 of who was a part-time employees. Of the above, 2 were employed at Atlantis's headquarters staff office in Houston, Texas and the remaining employees were employed by Bederra. Atlantis believes its relationship with its employees to be good.

ITEM 3. DESCRIPTION OF PROPERTY

        As of August 1, 2003 Atlantis's principal office is located at 503 McKeever Rd #1528, Arcola, Texas 77583. Atlantis currently rents 1,000 square feet of office space at the above address. From time to time some employees may also office from their homes. The McKeever property is leased from an unaffiliated third party for a term that expires in March 2004, with an annual rental of $6,000.00 payable monthly in the amount of $500.00.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information, to the best knowledge of Atlantis as of July 31, 2003, with respect to each person known by Atlantis to own beneficially more than 5% of any class of Atlantis's outstanding common stock.

Title of Class	Name and address of Beneficial Owner	Amount and nature of Beneficial Ownership(a)	Percent of Class
Common Stock	S. E. Altman 7838 Rollingbrook DR Houston, TX 77071	2,900,000	65.67%
Common Stock	Graham Williams 23 East Racing Cloud Ct. Woodlands, TX 77381	1,000,000	22.65%

  a.
  As of July 31, 2003, 4,416,204 shares of common stock were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

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(B)
Security ownership of management.

        The following table sets forth information, to the best knowledge of Atlantis as of July 31, 2003, with respect to each person known by Atlantis to own beneficially more than 5% of any class of Atlantis's outstanding common stock.

Title of Class	Name and address of Beneficial Owner	Amount and nature of Beneficial Ownership (a)	Percent of Class
Common Stock	S. E. Altman 7838 Rollingbrook DR Houston, TX 77071	2,900,000	65.67%
Common Stock	Graham Williams 23 East Racing Cloud Ct. Woodlands, TX 77381	1,000,000	22.65%

  a.
  As of July 31, 2003, 4,416,204 shares of common stock were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        Atlantis's Directors and Executive Officers are as follows:

Name/Address	Position	Age
S. E. Altman 7838 Rollingbrook DR Houston, TX 77071	President and Chief Executive Officer Director	70
Charles Cohen 8902 Loch Lomond Ct. Houston, TX 77096	Vice-President Director	42
Grahm Williams 23 East Racing Cloud Ct. Woodlands, TX 77381	Secretary/Treasurer Director	58

        S. E. Altman is Chief Financial Officer and Chairman of the Board of Directors of Atlantic International Corporation since October of 1999 and is responsible for its corporate planning and supervision of its day to day activities,. Mr. Altman has been President of several public companies in the past; the most recent was Woodlake Industries. Mr. Altman has been involved with mergers, acquisitions as well as public and private offerings since 1954. Mr. Altman has been associated with such companies as Zale's Jewelry, Continental Coffee, Automatic Sprinklers, SurgiCare as well as other private and public companies.

        Mr. Altman has served primarily or is presently serving in the capacity of chief executive officer and/or director of the companies for which he is or has been a part of management. In such capacities, he is, or has been responsible for long-range-corporate planning as well as overseeing the day to day operations of such companies. Mr. Altman, age 70, resides in Houston, Texas.

        Charles S. Cohen was elected as a Director and Vice-President of Atlantis on July 29, 2003. Prior to joining Atlantis Mr. Cohen was the Co-CEO and Chief Operating Officer of SurgiCare, Inc. Prior to September of 1998, Mr. Cohen was the President of Medical Distributors International, Inc. (MDI) he was elected to that position in November of 1994. He has served as a Director of TMDI Medical, from 1995-1997. Both MDI and TMDI were involved with the international purchasing, importing, and exporting of medical and surgical equipment.

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        Graham Williams was elected as a Director and Secretary and Treasurer of Atlantis on July 29, 2003 after Atlantis acquired all of the issued and outstanding shares of Bederra. From 1979 to the acquisition on July of 2003 Mr. Williams was the President and CEO of Bederra Inc. Prior to Bederra, Mr. Williams served in an executive capacity for a number of different companies in the chemical industry from 1974 to 1979. Mr. Williams was educated at Bishops University, Lennoxville, Quebec, Canada.

ITEM 6. EXECUTIVE COMPENSATION

        The following table provides certain summary information concerning the compensation for each of the highest paid persons who are officers or directors of Atlantis, Inc., and all other directors and officers as a group during the current fiscal year. Each of the persons indicated received their compensation as a director or officer of Atlantis.

Name	Principal Position	Annual Compensation
S.E. Altman	President CEO	$0,000
Charles S. Cohen	Vice President	$0,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On July 29, 2003, the Board of Directors of both Atlantis and Bederra unanimously approved Atlantis's acquisition of 100% (10,000 shares) of the issued and out standing common stock of Bederra in exchange for 6,000,000 shares of Atlantis's common stock. At the time of the approval by both boards of directors, the shareholders of Bederra jointly held the majority of the issued and outstanding shares of Atlantis.

        In determining the amount and character of the consideration to be paid by Atlantis for the Bellaire stock, the boards of directors of both Atlantis and Bederra considered numerous factors, including the then inactive status of Atlantis.

ITEM 8. DESCRIPTION OF SECURITIES

        Qualification.    The following statements constitute summaries of the material provisions of Atlantis's Amended and Restated Certificate of Incorporation

        Authorized Capital Stock.    Atlantis's Amended and Restated Certificate of Incorporation authorizes it to issue up to 20,000,000 shares of Common Stock, $.01 par value per share...

        Common.    At the date of this registration statement, Atlantis had issued and out standing 7,416,204 shares of Common Stock. All outstanding shares of Common Stock are legally issued, fully paid and non-assessable.

COMMON STOCK

        Liquidation Rights.    Upon liquidation or dissolution, and after payment of the any senior securities, if any, each outstanding share of Common Stock will be entitled to share equally in the remaining assets of Atlantis legally available for distribution to shareholders after the payment of all debts and other liabilities.

        Dividend Rights.    The Board of Directors initially may follow a policy of retaining all or substantially all earnings to finance the future growth of Atlantis. Accordingly, future dividends, if any, on shares of Common Stock will depend upon, among other considerations, Atlantis's need for cash to finance acquisitions, working capital, and its financial condition at the time.

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        Voting Rights.    Holders of shares of Common Stock of Atlantis are entitled to cast one vote for each share held at all shareholders meetings (or by written consent in lieu thereof) for all purposes.

        Other Rights.    Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering.

REPORTS TO SHAREHOLDERS

        If Atlantis's obligation to file reports with the Commission is suspended, Atlantis will no longer file such reports but it intends to continue to furnish holders of Atlantis's common stock and preferred stock with quarterly financial reports containing un-audited financial statements and annual reports containing audited financial statements

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PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

        Atlantis's Common Stock currently is not traded on any national securities exchange or other public market. Atlantis's management intends to apply, or assist in an appropriate application, for the qualification of its Common Stock to be quoted on National Association of Securities Dealers, Inc.'s Over the Counter Bulletin Board ("OTCBB"), but there can be no assurance that Atlantis's securities will become eligible to be quoted on the OTCBB or that any market will develop for Atlantis's securities.

        The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be an equity security that has a market price (as defined) of less than $5.00 per share, subject to some exemptions. The Commission's penny stock rules generally impose additional sales practice requirements on broker/dealers who sell penny stocks to persons other than established customers and accredited investors. Atlantis's shares may be deemed to be penny stock. The penny stock rules therefore may restrict the ability of broker/dealers to sell Atlantis's securities, and may adversely affect the ability of Atlantis stockholders to resell their shares in any secondary market for its shares which develops

        There has been no market for Atlantis's stock in the last two years. Accordingly, there is no range of high and low bid prices for its Common Stock.

HOLDERS

        Atlantis believes that there were approximately 563 holders of record of the Company's. Common Stock as of July 31, 2003.

DIVIDENDS

        Atlantis has not paid dividends on shares of its Common Stock within the last two years.

CONVERTIBLE SECURITIES AND RESTRICTED SECURITIES

        Convertible Securities.    At the date of filing of this registration statement, Atlantis has no issued or authorized convertible securities.

        No options or warrants to purchase shares of Common Stock have been issued by Atlantis.

        Restricted Securities.    As of July 29, 2003 there were approximately 563 holders of record of Atlantis's Common Stock. Currently 6,000,000 of the 7,416,204 shares of Common issued and outstanding are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly resold only if registered under the Securities Act in the future or sold in accordance with an applicable exemption from registration, such as is set forth in Rule 144. Atlantis believes that its directors and officers constituting affiliates of Atlantis currently own 6,000,000 restricted shares of Common Stock.

        In general, under Rule 144 as currently in effect, a person (including an affiliate of Atlantis) who beneficially has owned restricted securities that were acquired from Atlantis for at least one year prior to an intended sale date is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

          a.     one percent of the number of shares of common stock then outstanding; or

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          b.     the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Securities and Exchange Commission, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning Atlantis are satisfied.

Under Rule 144(k), a person who has not been an affiliate of Atlantis for at least three months preceding the intended sale date and who beneficially has owned restricted securities acquired from Atlantis for at least two years prior to the sale date, would be entitled to sell the shares without volume limitations, manner of sale provisions, or notification requirements.

        Shares owned by persons who, under the Securities Act, are deemed to be affiliates of Atlantis are subject to volume limitations, manner of sale provisions, notification requirements, and requirements as to the availability of current public information regarding Atlantis, regardless of how long the shares have been owned. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Atlantis believes that Messrs. Altman, Cohen, and Williams (its directors and officers) are affiliates of Atlantis.

TRANSFER AGENT

        Atlantis's transfer agent is Continental Stock Transfer; their address is 72 Reade Street, New York, NY 10007. Their telephone number is 1-212-509-4000.

ITEM 2. LEGAL PROCEEDINGS

        Atlantis is not party to, and none of its property or holdings is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a material adverse effect upon Atlantis's condition or operation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        On April 3, 2003, Bederra retained Thomas Leger and Company. L.L.P., Certified Public Accountants, to serve as its independent accountants. Thomas Leger and Company. L.L.P. is also a member of the SEC Practice Section of the AICPA. As of the date of this registration statement, Thomas Leger and Company. L.L.P has been retained as the principal independent public accountants for Atlantis. To the best of the knowledge of Atlantis's current management, there have been no disagreements between Atlantis and either of its current or former accountants during the last two years over any accounting policy or practice.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        On July 29, 2003, Atlantis issued 3,000,000 shares of its Common Stock, valued at $0.01 per share par value, to the shareholders of Bederra pursuant to a Stock Exchange Agreement dated July 29, 2003. The shares were issued as part of a stock for stock exchange, upon the completion of which Atlantis became the sole shareholder of Bederra.

        The securities issued in the foregoing transactions were issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), set forth in Section 3(b) and/or Section 4(2) of the Securities Act and the regulations promulgated there under. Each individual receiving the shares of Atlantis Common Stock is believed by Atlantis to be an "accredited investor" as that term is defined under Rule 501 of Regulation D under the Securities Act.

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ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 14A:3-5 of New Jersey Corporation Law provides in relevant parts as follows:

        (1)   Indemnification of directors, officers and employees.

        (1)   As used in this section,

          (a)   "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

          (b)   "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

          (c)   "Expenses" means reasonable costs, disbursements and counsel fees;

          (d)   "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

          (e)   "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

          (f)    References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        (2)   Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if

          (a)   such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

          (b)   with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

        (3)   Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or

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matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

        (4)   Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

        (5)   Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

          (a)   by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or

          (b)   if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

          (c)   by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

        (6)   Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

        (7)   If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

          (i)    may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

          (ii)   may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

          (b)   Application for such indemnification may be made

          (i)    in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

          (ii)   to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

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    The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

        (8)   The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of N.J.S. 14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

        (9)   Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

        (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

        (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

        (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.

        The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above-discussed sections of the Delaware Corporation Law.

        Atlantis's Certificate of Incorporation and Bylaws provide that Atlantis "shall indemnify," and advance litigation expenses, to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that Atlantis will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

        Insofar as indemnification by Atlantis for liabilities arising under the Securities Act may be permitted to officers and directors of Atlantis pursuant to the foregoing provisions or otherwise, Atlantis is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

11

Page
Independent Auditor's Report	1
Balance Sheets as of December 31, 2002 and 2001	2
Statements of Loss for the Years ended December 31, 2002 and 2001	3
Statements of Changes in Shareholder's Deficit for the Years ended December 31, 2002 and 2001	4
Statements of Cash Flows for the Years ended December 31, 2002 and 2001	5
Notes to the Financial Statements	6 to 9
Unaudited Balance Sheet as of June 30, 2003	10
Unaudited Statements of Loss for the six months Ended June 30, 2003 and 2002	11
Unaudited Statements of Cash Flows for the six months Ended June 30, 2003 and 2002	12
Notes to Unaudited Financial Statements	13-16
Unaudited Proforma Financial Information	17-20

PART F/S

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
of Bederra Corporation

We have audited the accompanying balance sheets of Bederra Corporation (the "Company") as of December 31, 2002 and 2001, and the related statements of loss, statements of changes in shareholder's deficit, and statements of cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bederra Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a working capital deficiency. It is uncertain whether the Company will be able to secure additional capital to fund its operations and this raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ THOMAS LEGER & CO. L.L.P.
Houston, Texas May 21, 2003

BEDERRA CORPORATION
BALANCE SHEETS

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$554	$2,534
Loan to shareholder (net of allowance of $21,907 in 2002 and 2001)	—	13,550

TOTAL ASSETS	$554	$16,084

LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$200	$200
Current portion of lines of credit	36,892	33,889

Total current liabilities	37,092	34,089

LINES OF CREDIT, LONG-TERM	37,709	23,407

TOTAL LIABILITIES	74,801	57,496
SHAREHOLDER'S EQUITY
Common stock, 100,000 shares authorized at $.10 par value, 10,000 shares issued and outstanding	1,000	1,000
Accumulated deficit	(75,247)	(42,412)

Total shareholder's deficit	(74,247)	(41,412)

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$554	$16,084

BEDERRA CORPORATION
STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE
Sales	$35,414	$79,950
Other income	20	376

Total revenue	35,434	80,326

EXPENSES
Auto expense	6,758	8,766
Commissions	4,880	6,400
Entertainment	2,400	10,178
Finder's fees	322	9,565
General and administrative	6,618	11,208
Insurance	1,190	182
Legal and professional fees	2,314	2,000
Medical	9,615	9,000
Supplies	3,673	7,640
Telephone expense	4,872	4,828
Travel	10,325	5,759
OTHER EXPENSES
Bad debt expense	11,070	21,907
Interest	4,232	5,527
Loss on sale of fixed asset	—	1,204

Total expenses	68,269	104,164

LOSS BEFORE INCOME TAXES	(32,835)	(23,838)
PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(32,835)	$(23,838)

Basic and diluted loss per share	$(3.28)	$(2.38)

Basic weighted average shares outstanding	10,000	10,000

BEDERRA CORPORATION
STATEMENTS OF SHAREHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common		Accumulated
	Shares	Amount	Deficit	Total
Balance, January 1, 2001	10,000	$1,000	$(18,574)	$(17,574)
Net loss	—	—	(23,838)	(23,838)

Balance, December 31, 2001	10,000	1,000	(42,412)	(41,412)

Net loss	—	—	(32,835)	(32,835)

Balance, December 31, 2002	10,000	$1,000	$(75,247)	$(74,247)

BEDERRA CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(32,835)	$(23,838)
Adjustments to reconcile to net cash provided by operating activities
Allowance for losses on loans to shareholder	—	21,907
Depreciation	—	1,593

Net cash provided by operating activities	(32,835)	(338)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan to shareholder	13,550	(15,999)
Sale of fixed assets	—	3,227

Net cash provided by investing activities	13,550	(12,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of lines of credit	17,305	15,110

Net cash provided by financing activities	17,305	15,110

NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,980)	2,000
CASH, Beginning of year	2,534	534

CASH, End of year	$554	$2,534

SUPPLEMENTAL INFORMATION:
Taxes Paid	$—	$—

Interest Paid	$4,232	$5,527

Write off of affiliated loan	$11,070	$—

BEDERRA CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

        Bederra Corporation, ("The Company") was incorporated in Texas in 1979 and is engaged in the business of securing leasing agreements for clients. The Company primarily operates in the state of Texas. The fee for arranging the lease agreement is paid by the lesser.

Basis of Presentation

        The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes fees and commission revenue for arranging the purchase or sale of leasing agreements. The Company's revenues from the sale of leasing agreements and related cost of sales will be recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable, and collectability is reasonable assured. This generally occurs when the closing of the transaction is completed.

Cash and Cash Equivalents

        The Company considers all short-term securities purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Uncollectible Accounts

        The Company provides an allowance for the loan to shareholder which is doubtful of collection. The allowance is based on management's periodic analysis of receivables, evaluation of current economic conditions, and other pertinent factors. Ultimate losses may vary from the current estimates and, as additions to the allowance become necessary, they are charged against earnings in the period in which they become known. Losses are charged and recoveries are credited to the allowance.

Property and Equipment

        Property and equipment in the amount of $1,593 consist of computer equipment which is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset, generally three years. Routine repairs and maintenance costs are charged to operations as incurred while the costs of significant improvements are capitalized. At December 31, 2002 and 2001 computer equipment was fully depreciated. Depreciation expense was $0 and $1,593, respectively, and accumulated depreciation was $1,593 for the years ended December 31, 2002 and 2001.

Income Taxes

        The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization. Income tax expense is the current tax payable or refundable or the period plus or minus the net change in the deferred tax assets and liabilities.

Net Loss Per Share

        Basic loss per share is computed by dividing the net loss by the weighted average of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per common share.

Recent Accounting Pronouncements

        In July 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets". Statement No. 142 requires the use of a nonamortization approach to account for purchased goodwill and indefinite lived intangibles. Under a nonamortization approach, goodwill and indefinite lived intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and indefinite lived intangibles is more than its fair value. The provisions of Statement No. 142 will be effective for the Company in fiscal 2003. Management does not expect this standard, when implemented, to have a material effect on its future results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with earlier adoption encouraged. The Company is required to adopt SFAS 145 effective January 1, 2003. The Company does not believe that the adoption of SFAS 145 will have a material effect on the Company's financial position, results of operations, or cash flows.

2. GOING CONCERN

        There is substantial doubt that the Company will generate sufficient revenues during 2003 to meet its operating cash requirements. Accordingly, the Company's ability to continue operations through 2003 depends on its success in obtaining equity financing in an amount sufficient to support its operations. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty. The Company intends to raise additional capital through borrowings, private or public securities offerings.

3. LINES OF CREDIT

        Lines of credit at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 3%+Prime, not to be less than 8%, with a maturity date of May 5, 2005.	$35,565	$35,110
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 1.5%+Prime, with a maturity date of October 21, 2003.	25,036	22,186
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 4.75%+Prime, with a maturity date of September 6, 2007.	14,000	—

Total	74,601	57,296
Less current portion	(36,892)	(33,889)

Total lines of credit, long-term	$37,709	$23,407

        The prime interest rate was 4.25% and all payments were current as of December 31, 2003.

        Total interest expense for all lines of credit was approximately $4,323 and $5,527 for 2002 and 2001, respectively, and is included in other expense.

4. COMMON STOCK

        The Company issued 10,000 shares of common stock prior to December 31, 2000 at a price of $.10 per share.

5. INCOME TAXES

        The following table sets forth a reconciliation of the statutory federal income tax for the years ended December 31, 2002 and 2001.

	2002	2001
Loss before income taxes	$(32,835)	$(23,838)

Income tax benefit computed at statutory rates	$(11,164)	$(8,104)
Permanent differences, nondeductible expenses	408	—
Increase in valuation allowance	10,756	8,104

Tax Benefit	$—	$—

        The Company has not paid federal income taxes in the last three years. The Company has a net operating loss carry forward of approximately $36,700 which will expire in 2011 through 2022.

Deferred Income Taxes

        The tax effects of the temporary differences between financial statement income and taxable income are recognized as a deferred tax asset and liability. The Company does not have any significant temporary differences between carrying amounts and the tax basis assets and liabilities other than a net operating loss. The components of the deferred tax asset and liability as of December 31, 2002 and 2001 are set out below.

	2002	2001
Deferred tax assets
Net operating loss carry forwards	$12,988	$2,234
Allowance for doubtful shareholder advances	7,448	7,448
Valuation allowance	(20,436)	(9,682)

Total deferred tax asset	$—	$—

6. CONTINGENCIES

        From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

7. RELATED PARTY TRANSACTION

        At December 31, 2002 the Company was owed $11,070 by an affiliate for amounts advanced on October 1, 2002 at the rate of 10% per annum. Management determined amounts to be uncollectible and amounts were written off.

        At December 31, 2002 and 2001 the Company has reserved advances to shareholder in the amount of $21,907.

BEDERRA CORPORATION
BALANCE SHEET
UNAUDITED

June 30, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—
Loan to shareholder (net of allowance of $21,907)	—

TOTAL ASSETS	$—

LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES
Overdraft	$323
Accounts payable	200
Current portion of lines of credit	41,035

Total current liabilities	41,558

Lines of credit, long-term	40,434
Note payable, related party	10,408

TOTAL LIABILITIES	92,400

SHAREHOLDER'S EQUITY
Common stock, 100,000 shares authorized at $.10 par value, 10,000 shares issued and outstanding	1,000
Accumulated deficit	(93,400)

Total shareholder's deficit	(92,400)

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$—

BEDERRA CORPORATION
STATEMENTS OF LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
UNAUDITED

	2003	2002
REVENUE
Sales	$20,120	$14,831
Other income	—	—

Total revenue	20,120	14,831

EXPENSES
Auto expense	5,804	2,537
Commissions	460	2,380
Entertainment	2,268	1,045
Finder's fees	—	322
General and administrative	2,058	288
Insurance	293	220
Legal and professional fees	10,408	350
Medical	5,038	3,472
Supplies	4,985	1,603
Telephone expense	2,492	1,902
Travel	1,863	4,229
OTHER EXPENSES
Interest	2,604	2,462

Total expenses	38,273	20,810

LOSS BEFORE INCOME TAXES	(18,153)	(5,979)
PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(18,153)	$(5,979)

Basic and diluted loss per share	$(1.82)	$(0.60)

Basic weighted average shares outstanding	10,000	10,000

BEDERRA CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
UNAUDITED

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(18,153)	$(5,979)
Adjustments to reconcile to net cash provided by operating activities
Allowance for losses on loans to shareholder	—	—
Increase in accounts payable	323	2,380
Depreciation	—	—

Net cash provided by operating activities	(17,830)	(3,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of lines of credit	17,276	1,429

Net cash provided by financing activities	17,276	1,429

NET INCREASE IN CASH AND CASH EQUIVALENTS	(554)	(2,170)
CASH, Beginning of year	554	2,534

CASH, End of year	$(0)	$364

SUPPLEMENTAL INFORMATION:
Taxes Paid	$—	$—

Interest Paid	$2,604	$2,462

BEDERRA CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

        Bederra Corporation, ("The Company") was incorporated in Texas in 1979 and is engaged in the business of securing leasing agreements for clients. The Company primarily operates in the state of Texas. The fee for arranging the lease agreement is paid by the lessor.

Basis of Presentation

        The accompanying unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

        These financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2002 and 2001.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes fees and commission revenue for arranging the purchase or sale of leasing agreements. The Company's revenues from the sale of leasing agreements and related cost of sales will be recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable, and collectability is reasonable assured. This generally occurs when the closing of the transaction is completed.

Cash and Cash Equivalents

        The Company considers all short-term securities purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Uncollectible Accounts

        The Company provides an allowance for the loan to shareholder which is doubtful of collection. The allowance is based on management's periodic analysis of receivables, evaluation of current economic conditions, and other pertinent factors. Ultimate losses may vary from the current estimates and, as additions to the allowance become necessary, they are charged against earnings in the period in which they become known. Losses are charged and recoveries are credited to the allowance.

Property and Equipment

        Property and equipment in the amount of $1,593 consist of computer equipment which is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset, generally three years. Routine repairs and maintenance costs are charged to operations as incurred while the costs of significant improvements are capitalized. At June 30, 2003 computer equipment was fully depreciated. Depreciation expense was $0 for the periods ended June 30, 2003 and June 30, 2002 and accumulated depreciation was $1,593 for the period ended June 30, 2003.

Income Taxes

        The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization. Income tax expense is the current tax payable or refundable or the period plus or minus the net change in the deferred tax assets and liabilities.

Net Loss Per Share

        Basic loss per share is computed by dividing the net loss by the weighted average of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per common share.

2. GOING CONCERN

        There is substantial doubt that the Company will generate sufficient revenues during 2003 to meet its operating cash requirements. Accordingly, the Company's ability to continue operations through 2003 depends on its success in obtaining equity financing in an amount sufficient to support its operations. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty. The Company intends to raise additional capital through borrowings, private or public securities offerings.

3. LINES OF CREDIT

        Lines of credit at June 30, 2003 consisted of the following:

2003
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 3%+Prime, not to be less than 8%, with a maturity date of May 5, 2005.	$34,946
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 1.5%+Prime, with a maturity date of October 21, 2003.	29,385
Unsecured revolving line of credit, due in monthly installments, bearing interest at a rate of 4.75%+Prime, with a maturity date of September 6, 2007.	17,138

Total	81,469
Less current portion	(41,034)

Total lines of credit, long-term	$40,435

        The prime interest rate was 4.25% and all payments were current as of June 30, 2003.

        Total interest expense for all lines of credit was approximately $2,604 and $2,462 for the six-month periods ended June 30, 2003 and 2002, respectively.

        Repayment of the lines of credit is guaranteed by the sole shareholder.

4. COMMON STOCK

        The Company issued 10,000 shares of common stock prior to December 31, 2000 at a price of $.10 per share.

5. INCOME TAXES

        The following table sets forth a reconciliation of the statutory federal income tax for the six months ended June 30, 2003 and 2002.

	2003	2002
Loss before income taxes	$(18,153)	$(5,979)
Income tax benefit computed at statutory rates	$(6,172)	$(2,033)
Permanent differences, nondeductible expenses	—	—
Increase in valuation allowance	6,172	2,033

Tax Benefit	$—	$—

        The Company has not paid federal income taxes in the last three years. The Company has a net operating loss carry forward as of December 31, 2002 of approximately $36,700 which will expire in 2011 through 2022.

Deferred Income Taxes

        The tax effects of the temporary differences between financial statement income and taxable income are recognized as a deferred tax asset and liability. The Company does not have any significant temporary differences between carrying amounts and the tax basis assets and liabilities other than a net operating loss. The components of the deferred tax asset and liability as of June 30, 2003 is set out below.

2003
Deferred tax assets
Estimated Net operating loss carry forwards	$12,988
Allowance for doubtful shareholder advances	7,448
Valuation allowance	(20,436)

Total deferred tax asset	$—

6. CONTINGENCIES

        From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

7. RELATED PARTY TRANSACTION

        At December 31, 2002 the Company was owed $11,070 by an affiliate for amounts advanced on October 1, 2002 at the rate of 10% per annum. Management determined amounts to be uncollectible and amounts were written off.

        At June 30, 2003 the Company has reserved advances to shareholder in the amount of $21,907.

8. SUBSEQUENT EVENT

        Subsequent to June 30, 2003, all of the issued and outstanding shares of common stock of the Company were acquired by Atlantis International Corporation, in exchange for the issuance of 6,000,000 shares of common stock, par value $.01 per share ("Common Stock"), to the holders of Bederra's common stock. Bederra became a wholly owned subsidiary of Atlantis.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma combined financial statements give effect to the merger using the purchase method of accounting as prescribed by Statement of Financial Accounting Standards No. 141 "Business Combinations." The following unaudited pro forma combined financial statements and the accompanying notes should be read in conjunction with the historical financial statements and Bederra Corporation (Bederra) which are included elsewhere in this document.

        The unaudited pro forma combined financial statements are provided for information purposes only and does not purport to represent what the combined financial position and results of operations would have been had the merger in fact occurred on the dates indicated. The following unaudited pro forma combined balance sheet represents the combined financial position of Atlantis and Bederra as of June 30, 2003, assuming that the merger occurred on June 30, 2003. The unaudited pro forma combined statements of operations give effect to the prosposed merger of Atlantis and Bederra by combining the results of operations for the year ended December 31, 2002 and the six month period ended June 30, 2003, assuming the merger occurred in the earliest period. The unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

ATLANTIS INTERNATIONAL CORPORATION AND
BEDERRA CORPORATION
PRO FORMA COMBINED BALANCE SHEET
JUNE 30, 2003

	ATLANTIS INTERNATIONAL CORPORATION (Unaudited)	BEDERRA CORPORATION (Unaudited)	PRO FORMA ADJUSTMENTS		PRO FORMA
ASSETS
TOTAL ASSETS	$—	$—	$—		$—

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$—	$523	$—		$523
Current portion of lines of credit	—	41,035	—		41,035

Total current liabilities	—	41,558	—		41,558
LONG-TERM DEBT	—	50,842	—		50,842

TOTAL LIABILITIES	—	92,400	—		92,400
Shareholders' deficit
Common stock	70,810	1,000	(27,648)	1	44,162
Paid-in capital	—	—	(43,162)	1	(43,162)
Retained deficit	(70,810)	(93,400)	70,810	1	(93,400)

Total shareholders' deficit	—	(92,400)	—		(92,400)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$—	$—	$—		$—

Notes to Pro Forma Financial Statements

1.
Adjustment to record changes for stock issued and recapitalize Atlantis International Corporation with the capital structure of Bederra Corporation and par value of $0.01

ATLANTIS INTERNATIONAL CORPORATION AND
BEDERRA CORPORATION
PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

	ATLANTIS INTERNATIONAL CORPORATION (Unaudited)	BEDERRA CORPORATION (Audited)	PRO FORMA ADJUSTMENTS	PRO FORMA
Gross revenue	$—	$35,434	$—	$35,434
Selling, general and administrative expenses	—	57,199	—	57,199
Other expenses	—	11,070	—	11,070
Income tax expense	—	—	—	—

Net loss	$—	$(32,835)	$—	$(32,835)

Income (loss) per common share
Basic and diluted Net loss per share	$—	$(3.28)		$(0.01)

Weighted average number of common shares outstanding
Basic	1,416,204	10,000		4,416,204

Notes to Pro Forma Financial Statements

1.
Adjustment to record changes for stock issued and recapitalize Atlantis International Corporation with the capital structure of Bederra Corporation and par value of $0.01

ATLANTIS INTERNATIONAL CORPORATION AND
BEDERRA CORPORATION
PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

	ATLANTIS INTERNATIONAL CORPORATION (Unaudited)	BEDERRA CORPORATION (Unaudited)	PRO FORMA ADJUSTMENTS	PRO FORMA
Gross revenue	$—	$20,120	—	$20,120
Selling, general and administrative expenses	—	35,669	—	35,669
Other expenses	—	2,604	—	2,604
Income tax expense	—	—	—	—

Net loss	$—	$(18,153)	$—	$(18,153)

Income (loss) per common share
Basic and diluted
Net loss per share	$—	$(1.82)		$(0.00)

Weighted average number of common shares outstanding
Basic	1,416,204	10,000		4,416,204

Notes to Pro Forma Financial Statements

1.
Adjustment to record changes for stock issued and recapitalize Atlantis International Corporation with the capital structure of Bederra Corporation and reflect par value of $0.01

PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation of Atlantis International, Corp.
3.2	Articles of Incorporation of Bederra, Inc.
3.3	By-Laws Atlantis, Corporation
3.4	By-Laws of Bederra, Inc.
4.1	Stock Exchange Agreement Atlantis / Bederra
21	List of Subsidiaries of the Atlantis
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2003	REGISTRANT:
Atlantis International Corporation
	By:	/s/ S.E. ALTMAN S.E. Altman Chief Executive Officer

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  ITEM 1. DESCRIPTION OF BUSINESS
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
  ITEM 3. DESCRIPTION OF PROPERTY
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
  ITEM 6. EXECUTIVE COMPENSATION
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  ITEM 8. DESCRIPTION OF SECURITIES
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
  ITEM 2. LEGAL PROCEEDINGS
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

REPORT OF INDEPENDENT AUDITORS
BEDERRA CORPORATION BALANCE SHEETS
BEDERRA CORPORATION STATEMENTS OF LOSS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
BEDERRA CORPORATION STATEMENTS OF SHAREHOLDER'S DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
BEDERRA CORPORATION STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
BEDERRA CORPORATION NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
BEDERRA CORPORATION BALANCE SHEET UNAUDITED
BEDERRA CORPORATION STATEMENTS OF LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 UNAUDITED
BEDERRA CORPORATION STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 UNAUDITED
BEDERRA CORPORATION NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003
ATLANTIS INTERNATIONAL CORPORATION AND BEDERRA CORPORATION PRO FORMA COMBINED BALANCE SHEET JUNE 30, 2003
ATLANTIS INTERNATIONAL CORPORATION AND BEDERRA CORPORATION PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
ATLANTIS INTERNATIONAL CORPORATION AND BEDERRA CORPORATION PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003
  PART III
  ITEM 1. INDEX TO EXHIBITS